BRANDED LEGACY, INC.	250 National Pl. #162 Longwood, FL 32750

Form RW

August 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Branded Legacy, Inc.
Request to Withdraw Registration Statement on Form S-1
SEC File No. 333-257324

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Branded Legacy, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-257324), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it is reassessing the route of seeking financing for the Company. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact Cleveland Gary at (800) 380-9096.

Thank you for your assistance in this matter.

Sincerely,

Branded Legacy, Inc.

By:	/s/ Jermain Strong
Name:	Jermain Strong
Title:	CEO